Exhibit 99.(a)(1)(D)

CONFIRMATION OF RECEIPT OF ELECTION FORM

This email confirms our receipt of your Election Form, which sets forth your election to exchange one or more of your Eligible Option Grants in the AMCC Stock Option Exchange Program. This email does not serve as a formal acceptance by AMCC of the Eligible Option Grants designated on your Election Form for exchange. The procedure for acceptance of Eligible Option Grants for exchange is described in the Offer to Exchange previously made available to you.

Your election to exchange your Eligible Option Grants may be withdrawn or changed at any time prior to 5:00 p.m. Pacific Time on May 10, 2007, the Expiration Date of the Offer to Exchange. Withdrawals must be submitted to Stock Administration according to the instructions set forth in the Notice of Withdrawal. Changes to your election must be submitted to Stock Administration by completing a new Election Form in accordance with its instructions. Both forms are available at http://sp.amcc.com/finance/stockadmin/default.aspx.

You may email questions about the Offer to Exchange to stockadm@amcc.com or call (858) 535-3445.